Raymond James Financial, Inc. Electronic EDGAR Proof

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Form Type: **8-K**

Reporting Period / Event Date: **05/01/09**

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	05/01/09
Item IDs	7.01
Notify via Filing website Only	off
Emails	lisa.williford@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	k8050109.htm
	8K
8-K	submissionpdf.pdf
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/01/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8050109.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8050109.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>8-K</value></combobox>
                <field sid="SubDocument_description_1"><value>pdf</value></field>
                <data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 1, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

Officials of the Company today met with sell side analysts and discussed various topics. A copy of the power point presentation is posted on the Company's website www.RaymondJames.com under Investor Relations – Presentations and Webcasts.   In that presentation, the Company disclosed the results of the self-imposed stress test that was performed on Raymond James Bank, FSB ("RJBank") and other information.

In response to a question about the ability of Raymond James Financial to put additional capital into RJBank if necessary to meet regulatory requirements, the Company estimated that $100-$200 million was currently available for that purpose.

In response to a question about the opportunity for Raymond James & Associates, Inc. ("RJA") to recruit new financial advisors, the Company disclosed that it expects RJA to add financial advisors with trailing 12-month production of more than $100 million during this fiscal year.

In response to a question about the auction rate securities held by Company customers, the Company disclosed that it was hopeful that Nuveen Investments's recently announced plan to issue medium term notes would result in the majority of auction rate securities held by the Company's customers being redeemed.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 1, 2009

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Senior Vice President - Finance
        and Chief Financial Officer